JCDecaux

06015289



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 18 2006
WASH. D.C. 190

082-34631

Neuilly-sur-Seine, 12th July 2006

File ~~82-3247~~
Issuer : JCDecaux SA
Country : France

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Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated 24th April 2006 in relation to JCDecaux renewing and extending its streets furniture contract for the municipalities of Clermont-Ferrand, Chamalière, Cournon, Royat and Riom ;
- A press release dated 25th April 2006 regarding JCDecaux being chosen by Brussels to provide its public bicycle service ;
- A press release dated 26th April 2006 in relation to JCDecaux SA's revenue for the first quarter of 2006, which is up by 16.5% ;
- A press release dated 2nd May 2006 in relation to JCDecaux Texon winning the Tram Body Advertising Contract ;
- A press release dated 12th May 2006 in relation to JCDecaux SA's annual general meeting dated10th May 2006 ;
- A press release dated 23th May 2006 in relation to JCDecaux winning a € 730 million contract with BAA Airport ;
- A press release dated 1st June 2006 in relation to JCDecaux joining Interbrand's ranking for "Best French Brands by Value".

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, danylouise.richet@jcdecaux.fr or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Dany Louise Richet
Legal Affairs
Head of the Stock Market / Company Law Department

Enc.

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

7/19

JCDecaux SA
Siège Social : 17, rue Soyer - 92523 Neuilly-sur-Seine Cedex - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

JCDecaux

JCDecaux renews and extends street furniture contract for the municipalities of Clermont-Ferrand, Chamalières, Cournon, Royat and Riom.

Out of Home Media

Paris, April 24, 2006 - JCDecaux (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific, and number two worlwide, has renewed the street furniture contract for the municipalities of Clermont-Ferrand, Chamalières, Cournon d'Auvergne, Royat and Riom (205,000 inhabitants) and won the station platform shelters of the first tramway line opened by the SMTC (Syndicat Mixte des Transports Clermontois) following a public tender. The contract is for a period of 15 years.

The contract covers a total of 62 tramway shelters, 237 bus shelters, 247 $2m^2$ map and information panels (MUPI®) and 87 large format $8m^2$ billboards (Senior®). Two street furniture ranges have been chosen for these items: the first was specifically designed for tramway shelters by the architect Jacques Dulieu and the second "Hydra" range, created by JCDecaux, has been selected for all the other street furniture to be installed in the five urban areas covered by the contract.

Jean-Charles Decaux, Co-CEO of JCDecaux, said: *"The fact that these municipalities in the Auvergne have chosen our solutions once again reflects JCDecaux's commitment to both quality and innovation. By offering towns and cities throughout France a choice of street furniture ranges tailored to their particular needs, we help to improve the quality of their citizens' lives".*

KEY INFORMATION ABOUT THE GROUP:

- *2005 revenues: €1,745.2m*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising faces)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, trains and tramways (207,000 advertising faces)*
- *N°1 in Europe for billboards (190,000 advertising faces)*
- *N°1 outdoor advertising company in China (79,000 advertising faces in 20 cities)*
- *715,000 advertising faces in 46 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employee*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2006
WASH. D.C. SECTION
190

Brussels chooses JCDecaux to provide its public bicycle service

Out of Home Media

Paris, April 25, 2006 – JCDecaux (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific, and number two worldwide, has been chosen by the City of Brussels to install and manage its self-service bicycle hire system, Cyclocity®.

JCDecaux is the world leader in this new area of street furniture and has successfully developed the area of eco-friendly transport with its system of self-service bicycles. The Group currently manages more than 2,500 bicycles through contracts in Spain, in large cities like Vienna (Austria) and Lyon (France). Its bicycles cover more than 40,000 km every day.

Starting in September this year, JCDecaux will provide residents and tourists in Brussels with a fleet of 250 bicycles available from 23 bicycles racks covering the main centres of interest and destinations in the Belgian capital. Cyclocity® intends to become a truly complementary public transport system by promoting transport links through the use of eco-friendly transport.

Jean-Charles Decaux, Co-CEO of JCDecaux, said: *"JCDecaux was able to meet the requirements of the City of Brussels by providing its residents with a public bicycle hire system that was extremely reliable and already successful in other large cities so that the service could be installed quickly and efficiently.*

We also met the City's other objective to develop intermodality at the bus and tramway shelters for which we have also been awarded the present contract. This initial contract in Belgium will create a new impetus to the development of environmentally friendly transport systems in more cities that are already being adopted around the world."

Key Figures for the Group:

- *2005 revenues: €1,745.2M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (190,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *715,000 advertising panels in 46 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

For more information, contact :

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Out of Home Media

FIRST QUARTER 2006: REVENUES UP 16.5%, DRIVEN BY STRONG ORGANIC REVENUE GROWTH

Paris, 26 April 2006 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, announced today its revenues for the three months ended 31 March, 2006. On a reported basis, revenues increased by 16.5% to €442.2 million compared to €379.7 million in the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 8.0%, reflecting improvement across all three divisions, particularly in Transport.

Q1 Revenues	2006 (€m)	2005 (€m)	Reported growth (%)	Organic growth[1] (%)
Street Furniture	227.5	211.9	7.4%	5.4%
Billboard	103.9	99.0	5.0%	4.2%
Transport	110.8	68.8	61.0%	21.3%
Total	**442.2**	**379.7**	**16.5%**	**8.0%**

(1) excluding acquisitions/divestitures, the impact of foreign exchange and the revenue reclassification of some activities in 2006

Street Furniture revenues increased by 7.4% to €227.5 million from €211.9 million in the first quarter of 2005. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 5.4% over the period. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture products, rose by 3.1% organically.

The advertising market strengthened in France, where the company achieved solid organic growth over the period, and continued to be strong in many European countries, with double digit revenue growth achieved in Italy, the Netherlands, Finland and Norway. However, market conditions proved challenging in a number of countries including Spain, Portugal, Belgium and the United Kingdom.

In Asia-Pacific and the Rest of the World, revenues grew in double digits while revenues from North America rose slightly.

Billboard revenues improved by 5.0% to €103.9 million from €99.0 million in the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 4.2%. With the exception of Belgium and Italy, most countries increased their revenues over the period. Austria, Ireland and most Eastern European countries produced double-digit rises in organic revenue and growth was solid in Spain and the United Kingdom. In France and Portugal, revenues remained stable.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3.378.284.27 euros - RCS: 307 570 747 Nanterre - FR 44307570747

Transport revenues rose by 61.0% to €110.8 million from €68.8 million in the first quarter of last year, following the 2005 acquisitions of MediaNation and Media Partners International in China. Excluding acquisitions and the impact of foreign exchange, organic revenues rose by a record 21.3%, with strong increases in most countries. Organic revenues grew in double digits in China, Chile, Spain, Germany, Norway, France and Italy. However, it was the United States which reported the best performance overall, benefiting from the renewed and extended contract with the New York Airports. Organic revenue growth was strong in Hong Kong and solid in Portugal and the United Kingdom.

Commenting on the first quarter revenues and prospects for 2006, Jean-François Decaux, Chairman of the Executive Board and Co-Chief Executive Officer, said:

"As anticipated, our first quarter revenues showed strong organic growth, reflecting solid performances from Street Furniture and Billboard and a record increase from our Transport division.

The strong revenue increase from Transport advertising as well as the improvement in the French advertising market should continue fuelling our organic revenue growth, which we now expect to exceed 6% for 2006."

Next information :
Annual Shareholders Meeting: 10 May 2006
Q2 2006 revenues: 26 July 2006 (before market)

Key Figures for the Group:

- 2005 revenues: €1,745.2M
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices
- N°1 worldwide in street furniture (318,000 advertising panels)
- N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)
- N°1 in Europe for billboards (190,000 advertising panels)
- N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)
- 715,000 advertising panels in 46 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,900 employees

For more information, contact :

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Forward Looking Statement
Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological

changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.


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JCDecaux

JCDecaux Texon Wins Tram Body Advertising Contract

Out of Home Media

Paris, 2 May 2006 -, JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific, and number two worldwide, today announced that its wholly owned subsidiary JCDecaux Texon, the number one street furniture advertising company in Hong Kong, has been awarded by the Hong Kong Tramways Limited a five-year contract for 'Full Body Tram' advertising. Effective May 2, 2006, JCDecaux Texon will be the sole and exclusive advertising agent for the entire fleet of 140 tramcars.

Frankie Yick, Managing Director of Hong Kong Tramways Limited, commented "*We are impressed with JCDecaux Texon's passionate enthusiasm and unparalleled expertise in bringing innovative ideas to outdoor advertising. We look forward to close co-operation with their team in the years to come.*"

Jean-Charles Decaux, Co-CEO of JCDecaux, said: *"This contract is a milestone for outdoor advertising in Hong Kong. We won because of our conviction that Tram Body Advertising is currently not positioned to develop to its full potential. Our 'Icons of Hong Kong' strategy leverages the uniqueness of trams in Hong Kong – we will bring upgraded, high quality advertisements to the city streetscape. We're really excited that Hong Kong Tramways believed in our vision."*

Key Figures for the Group:

- *2005 revenues: €1,745.2M; Q1 2006 revenues: €442.2 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (190,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *715,000 advertising panels in 46 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

JCDecaux Texon Limited

Hong Kong's N°1 bus shelter advertising company, JCDecaux Texon was founded in 1993 to design, build and operate contemporary passenger weather shelters for transport companies in Hong Kong. It operates the only Bus Shelter Network in Hong Kong with over 4,800 panels. Its individual sales approach and entrepreneurial spirit has transformed bus shelter advertising, raising it to world-class standards.

As a member of the JCDecaux Group since September 2005, JCDecaux Texon has access to the support and resources of the world's largest street furniture company.

After the recent internal re-alignment of MPI billboards under JCDecaux Texon, this new tram body business strengthens the Company's leadership position in outdoor advertising.

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr


SEC MAIL
JUN 1 8 2006
190
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Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Annual General Meeting of JCDecaux SA on May 10, 2006

Out of Home Media

Paris, May 12, 2006 – The combined Ordinary and Extraordinary Annual General Meeting of JCDecaux SA (Euronext Paris: DEC) was convened on May 10, 2006.

This Annual Shareholders' meeting provided an opportunity to review the major events in the life of the Group in 2005, namely: in Asia, the fact that JCDecaux is now market leader in outdoor advertising in China, and the expansion of the activities of Cyclocity, making JCDecaux the world leader in self-service bicycle rental solutions.

Jean-Claude Decaux, Founder and Chairman of the Supervisory Board of JCDecaux SA, said: "This General Meeting allowed us to highlight the new markets in which the Group developed its activities in 2005 as well as the latest innovations that we are now making available to cities and their inhabitants with, in particular, Cyclocity."

At the end of the meeting, the Supervisory Board appointed Jean-Charles Decaux Chairman of the Executive Board and Jean-François Decaux Chief Executive Officer. Jean-Charles Decaux and Jean-François Decaux who, in their dealings with the market, use the title of co-Chief Executive Officer of the JCDecaux Group, alternate as Chairman of the Executive Board of JCDecaux SA, serving in this position for periods of one year.

Key information about the Group

- *2005 revenues: €1,745.2 m; revenues for the first 3 months of 2006: €442.2m*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (190,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *715,000 advertising panels in 46 different countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr



JCDecaux



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23/05/2006

JCDecaux wins € 730 million BAA Airport contract

Paris, 23 May , 2006 - JCDecaux SA (Euronext Paris: DEC), the number two outdoor advertising company worldwide and the number one worldwide in airport advertising, today announced that it has been awarded the advertising contract with BAA, the world's leading airport operator, for a period of 10 years (7 + 3 year option) through to March 2017.

The new contract, which is forecast to generate advertising revenues of approximately €730 million, will include all seven of BAA's UK airports, Heathrow, Gatwick, Stansted, Glasgow, Edinburgh, Aberdeen and Southampton as well as the Heathrow Express.

This latest win further strengthens JCDecaux's position in airport advertising. It follows last year's successful tender in the US where it was appointed for a 10 year term by the New York Port Authority to manage John F. Kennedy International, La Guardia and Newark Liberty International Airports and the 15 year joint venture signed with Airports of Shanghai in January 2005. Earlier this year the Group announced the 10 year renewal of the Hong Kong International Airport contract. JCDecaux currently operates advertising concessions in 153 airports worldwide providing advertisers with a potential audience of approximately 1.1 billion passengers a year, a figure according to industry forecasts that will grow by 5% per annum.

Commenting on this award, Jean-François Decaux, co-Chief Executive Officer, said: "We are delighted that we will be able to build on our successful relationship with BAA. BAA is the largest airport operator in the world with 145 million passengers passing through its airports each year. This is a long-term partnership that has been extended at a very exciting time with the opening of T5 only two years away and the subsequent development of Heathrow East. This unique opportunity will enable us to bring to market many new innovative channels and sponsored services to create a new digital showcase across BAA's seven airports. Combined with our other airport contracts, JCDecaux now has an estimated 35%+ share of global airport advertising revenue".

Key figures for the Group :
- 2005 revenues: €1,745.2m; Q1 2006 revenues: €442.2 million
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices
- N°1 worldwide in street furniture (318,000 advertising panels)
- N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)
- N°1 in Europe for billboards (190,000 advertising panels)
- N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)
- 715,000 advertising panels in 46 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,900 employees

Document(s) attached

Press release BAA


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JCDecaux

JCDecaux joins Interbrand's ranking for "Best French Brands by Value"

Out of Home Media

Paris, June 1st, 2006 - - JCDecaux (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific, and number two worldwide, has entered the Interbrand rankings in 23rd position, with a brand value of €1.03 billion. JCDecaux is the only media and BtoB company in this year's list and the company was awarded a special prize in recognition of its constant innovative capacity with, among other things, its interactive billboards and self-service bicycle hire system.

For the 4th consecutive year Interbrand, a subsidiary of the Omnicom Group specializing in consultancy and brand creation services, has determined the value of a select number of French brands on the basis of the "net present value of the earnings that the brand is expected to generate and secure in the future."

Jean-Charles Decaux, Chairman of the Executive Board of JCDecaux, made the following statement: *"We are proud to enter this select club of the largest French companies with an international dimension and to have been awarded the "special prize" at the time of our inclusion in the ranking system. We congratulate all the companies in the 2006 list of "Best French Brands", many of whom we work with on a regular basis as they continue to build their own brands."*

Key figures for the Group:

- *2005 revenues: €1,745.2m; Q1 2006 revenues: €442.2 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (190,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *715,000 advertising panels in 46 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr